Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, Connecticut 06830

July 21, 2014

VIA EDGAR and HAND DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Larry Spirgel
Re:	Townsquare Media, LLC Registration Statement on Form S-1 Filed June 24, 2014 File No. 333-197002

Ladies and Gentlemen:

Townsquare Media, LLC, a Delaware limited liability company (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-197002, as amended, to 4:00 p.m., Eastern Time, on Wednesday, July 23, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher Kitchen of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4988, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Stuart Rosenstein
Stuart Rosenstein
Executive Vice President,
Chief Financial Officer and Secretary

Signature Page - Issuer’s Acceleration Request Letter